UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2026

Valerie Bille
Chief Financial Officer
Southern California Gas Company
555 West 5th Street
Los Angeles, California 90013

Re: Southern California Gas Company
Preliminary Proxy
Filed May 4, 2026
File No. 001-01402

Dear Valerie Bille:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation